02019531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 04 2002 340

SEC FILE NUMBER
8-15491

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sutro & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
201 California Street
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger Matsui **(415) 445-8442**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NEW YORK STOCK EXCHANGE, INC.
OATH OR AFFIRMATION

We affirm to the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Sutro & Co. Incorporated (the "Company") at and for the year ended December 31, 2001 are true and correct. We further affirm that neither the Company nor any principal officer or director, has any proprietary interest in any account classified soley as that of a customer, and that the financial statements of the Company are made available to all of the Company's New York Stock Exchange, Inc. members and allied members.

John F. Luikart
Chairman
Chief Executive Officer

Roger N. Matsui
Senior Vice President
Chief Financial Officer

Glenda Avila
Notary Public

GLENDA I. AVILA
Commission # 1298849
Notary Public - California
San Francisco County
My Comm. Expires Mar 29, 2005

STATEMENT OF FINANCIAL CONDITION

Sutro & Co. Incorporated
December 31, 2001
with Report of Independent Auditors

Sutro & Co. Incorporated

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
Sutro & Co. Incorporated

We have audited the accompanying statement of financial condition of Sutro & Co. Incorporated (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sutro & Co. Incorporated at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 22, 2002

Sutro & Co. Incorporated

Statement of Financial Condition

December 31, 2001

(Dollars in thousands)

Assets	
Cash	$ 8
Receivable from brokers, dealers and others, net	7,528
Securities purchased under agreement to resell	15,253
Securities owned, at market	58,855
Receivables from affiliates	20,132
Other receivables	21,426
Memberships in exchanges, at cost (market value $2,645)	190
Goodwill and intangible assets, net	2,199
Other assets	1,766
Total assets	$ 127,357
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market	$ 20,002
Payable to affiliates	2,174
Accrued compensation and benefits	22,426
Accounts payable and accrued expenses	12,947
	57,549
Subordinated note payable to affiliate	15,000
Stockholder's equity	54,808
Total liabilities and stockholder's equity	$ 127,357

See notes to statement of financial condition.

Sutro & Co. Incorporated

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Basis of Presentation

Sutro & Co. Incorporated (the "Company") is a full-service, regionally focused retail brokerage and investment banking firm. The Company, headquartered in San Francisco, California, and focused on the western United States, is engaged primarily in the retail and institutional brokerage business including public finance and underwriting services and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of The Sutro Group (the "Parent"), which is a wholly owned subsidiary of Tucker Anthony Sutro ("TAS").

On October 31, 2001 Royal Bank of Canada ("RBC") through its wholly-owned subsidiary, RBC Dain Rauscher, acquired all of the outstanding stock of the Company's ultimate parent, TAS. As part of this transaction, the Company's 401(k) plan and qualified profit sharing plan were terminated. Employees are now eligible to participate in the RBC Dain Rauscher Retirement Plan. All outstanding stock awards and option grants as of October 31, 2001, became part of the consideration received from RBC.

RBC plans to merge the Company with RBC Dain Rauscher during the first quarter 2002. As part of the integration, certain duplicative functions and related office space will be eliminated. The costs related to this planned integration will be borne by TAS on the Company's behalf.

The preparation of this statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing this statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at pre-determined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Goodwill and Intangible Assets, Net

Goodwill and intangible assets principally represent goodwill resulting from the Company's acquisition accounted for by the purchase method.

Beginning January 1, 2002, the Company will account for goodwill consistent with Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

3. Receivables from Brokers, Dealers and Others, Net

Included in receivables from brokers, dealers and others, net are the amounts due to Wexford for collateralized financing of securities positions. The Company's principal source of short-term financing is provided by Wexford from which it can borrow on an uncommitted basis against its securities positions, subject to collateral maintenance requirements. In the normal course of business, the Company will have unsettled securities transactions, which normally settle in three business days. Payables and receivables for unsettled securities transactions are recorded net within the accompanying Statement of Financial Condition.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers, monitors the market value of collateral, and requests additional collateral as deemed appropriate.

4. Transactions with Customers

For transactions in which the Company, through Wexford, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and Wexford monitor required margin levels daily and, pursuant to such guidelines, request that customers deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify Wexford for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2001, there were no amounts to be indemnified to Wexford for these customers.

5. Subordinated Note Payable to Affiliate

The Company has, under a subordination agreement approved by the New York Stock Exchange ("Exchange"), borrowed $15,000,000 from TAS at an interest rate of 200 basis points over the one month LIBOR rate which will mature on November 29, 2003.

This subordinated liability constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet certain net capital requirements.

6. Securities Purchased Under Agreement to Resell

Securities purchased under agreements to resell are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and by requiring additional collateral to be deposited or returned when deemed appropriate.

6. Securities Purchased Under Agreement to Resell (continued)

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained approximately $15 million of securities on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

7. Securities

Securities owned and securities sold, not yet purchased are recorded at market value and consist of the following at December 31, 2001 (dollars in thousands):

Owned:	
Obligations of the U.S. government or its agencies	$ 1,289
State and municipal obligations	30,700
Corporate obligations	25,388
Corporate stocks and warrants	1,478
	$ 58,855
Sold, not yet purchased:	
Obligations of the U.S. government or its agencies	$ 18,327
State and municipal obligations	34
Corporate obligations	98
Corporate stocks and warrants	1,543
	$ 20,002

All securities owned are pledged to the clearing broker on terms that permit that party to sell or repledge the securities to others subject to certain limitations.

8. Income Taxes

For the period January 1, 2001 through October 31, 2001,the Company is included in a consolidated U.S. federal income tax return filed by TAS. For the period November 1, 2001 through December 31, 2001, the Company and TAS will be included in the consolidated federal income tax return of RBC Holdings (USA) Inc. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with TAS or RBC Holdings (USA) and certain other subsidiaries of TAS or RBC Holdings (USA). Federal, state and local taxes have been provided for in these financial statements based on separate entity income at the effective rate of the Company.

The Company's income taxes are computed in accordance with the Tax Sharing Agreement between TAS, the common parent, and its subsidiaries, which has not been modified subsequent to the RBC acquisition. In accordance with this agreement, any temporary tax differences will be attributed to TAS. Accordingly, deferred tax assets/liabilities are offset with current taxes payable/receivable.

Receivable from affiliates includes an income tax related receivable of $2,970,000 at December 31, 2001.

9. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange and the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1 (the "Rule"). As allowed by the Rule, the Company computes its net capital requirements under the alternative method. The Exchange and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital, as defined by the Rule, of approximately $19,135,000, which was $18,135,000 in excess of the $1,000,000 required to be maintained at that date.

Under the clearing arrangement with Wexford, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2001, the Company was in compliance with all such requirements.

10. Commitments and Contingencies

The Company, along with other TAS affiliates, is a guarantor of approximately $100,000,000 under terms of a revolving credit agreement that TAS entered into with certain participating banks. TAS has no outstanding balance under this credit agreement as of December 31, 2001.

The Company occupies office space under noncancelable operating leases with remaining terms varying from one to 14 years and with certain renewal options.

At December 31, 2001, the Company's aggregate minimum rentals based upon the original terms (including escalation costs) under noncancelable operating leases, which have an initial or remaining term of one year or more, were as follows:

	Aggregate Minimum Rentals
Year ended December 31:	
2002	$ 7,364,000
2003	6,245,000
2004	4,520,000
2005	3,996,000
2006	3,453,000
Thereafter	9,798,000
Total	$ 35,376,000

In the normal course of business, the Company is a defendant or co-defendant in legal actions relating to its activities as a broker and dealer. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position of the Company.

The Company has outstanding underwriting agreements and when-issued contracts, which commit the Company to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance sheet commitments. Such commitments as of December 31, 2001 totaled $547,706 and subsequently settled with no loss to the Company.

11. Profit Sharing Retirement Plan

Prior to the RBC acquisition of TAS, the Company had a defined contribution employee benefit plan qualifying under Section 401(k) of the Internal Revenue Code covering substantially all full-time employees. Contributions made by plan participants were matched by the Company, dependent upon the Company achieving a certain level of profitability, at an annual rate of 3% of employees' salary or $3,000, whichever was less.

12. Stock Options and Stock Awards

Prior to the RBC acquisition of TAS, officers and other key employees of the Company were covered under TAS's various stock option plans. Stockholder's equity reflects the Company's allocable share of TAS's stock-based compensation cost during the year ended December 31, 2001. This statement of financial condition does not reflect any other adjustments arising from RBC's purchase of TAS.

13. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreements to resell, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, subordinated note payable, and certain payables are carried at fair value or contracted amounts approximating fair value.

14. Other Related Party Transactions

During the year ended December 31, 2001, the Company paid an affiliate for clearing-related liaison functions as well as data processing and communications support.